WIKIPEDIA

Gerard Sarnat

Gerard Sarnat is a poet, physician, executive, academic and social activist.

Life

A virginal poet at the age of seventy-four, Gerard Sarnat first wrote about caring for the homeless and happenings in the lands of Abraham and Burning Man from the Judean Desert of his heritage to the Black Rock Desert's annual pagan arts festival.

Sarnat has used the penname Gesundheit Sarnatzky, which is based on a persona created in his first book, 2010's Homeless Chronicles *from Abraham to Burning Man,* published by California Institute of Arts and Letters.[2] The *nom de plume* derives from great-great grandparents, *shtetl* lowlifes, Nahum and Yente Sarnatzky,[3] and Jacob Ben Isaac Gesundheit, the High Rabbi of Warsaw.[4]

Since 2008 Sarnat has been published in hundreds of journals and anthologies [5] and received recognition, domestically and internationally, including "Poetry in the Arts" 2008 First Place Award [6] and The Dorfman Prize.[7]

In 2009 Sarnat first edited literary periodicals.[8] He was invited to perform radio interviews including the Jane Crown Show and The Poetry Show and readings including Beyond Baroque [9] that are available as NPR and iTunes podcasts and do workshops in Israel.[10] Sarnat has been nominated for a handful of recent Pushcarts plus Best of the Net Awards.

Gerry is widely published in academic-related journals (e.g., University Chicago, Stanford, Oberlin, Brown, Columbia, Harvard, Pomona, Johns Hopkins, Wesleyan, University of San Francisco) plus national (e.g., Gargoyle, Main Street Rag, New Delta Review, MiPOesias, American Journal Of Poetry, Poetry Quarterly, Free State Review, Poetry Circle, Poets And War, Cliterature, Qommunicate, Indolent Books, Pandemonium Press, Texas Review, Brooklyn Review, San Francisco Magazine, The Los Angeles Review and The New York Times) and international publications (e.g., Review Berlin and New Ulster).

Sarnat has worked with senior Los Angeles School poets, including Michelle Bitting, Laurel Ann Bogen, Suzanne Lummis and William Mohr.

In 2012 Pessoa Press published Sarnat's second book, *Disputes* which was reviewed by *The Huffington Post* and major poets such as Christopher Buckley. In September, 2014 Sarnat published his third collection, *17s,* in which each poem, stanza or line has 17 syllables. Sarnat's fourth collection, *Melting the*

Gerard Sarnat	
	
Pen name	Gesundheit Sarnatzky
Occupation	Poet, physician, executive, academic and social activist
Language	English
Nationality	American
Education	Harvard College
Alma mater	Stanford Medical School
Notable works	Homeless Chronicles from Abraham to Burning Man, Disputes, 17s, Melting The Ice King
Notable awards	"Poetry in the Arts" 2008 First Place Award, The Dorfman Prize, 2016 Pushcart Prize nomination
Website	
gerardsarnat.com (http://gerardsarnat.com)	

Ice King, was published in 2016. Sarnat's collections are available in select bookstores, and he has read at universities including Stanford.

Sarnat and his wife appeared in the 6 October 2016 *New York Times* photo essay "The Desert Trippers: Old, Young, Nostalgic and Adventurous" [11] about a three-day concert featuring Bob Dylan, The Rolling Stones, Paul McCartney, Neil Young, The Who, and Roger Waters.

Sarnat's sequence, Kaddish For The Country, was selected for distribution as a pamphlet in Seattle on Inauguration Day 2017 as well as the next morning as part of the Washington, D.C., and nationwide Women's Marches.

Education and personal life

Sarnat graduated from Harvard College in 1967, received his MD from Stanford Medical School in 1972, and did his residency at Harvard's Beth Israel Hospital and Stanford Medical Center.[12] He is board-certified in Internal Medicine and a Fellow of the American College of Physicians. He has been chief executive officer and chief medical officer for national healthcare companies and a Stanford Medical School professor. His area of expertise is the measurement/reward of the healthcare value equation in organized prepaid health systems.[13] For forty years, Sarnat has financed, set up, run and staffed clinics for the disenfranchised. He has chaired community organizations [14] and served on international non-profit boards.[15] Currently Gerard is devoting energy/ resources to deal with global warming.

Married since 1969, Gerry just celebrated his golden wedding anniversary. He has three kids plus six grandsons, and is looking forward to future granddaughters.

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